June 13, 2017

CORRESP – VIA EDGAR

Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Mailstop 4631

Washington, D.C. 20549

Attn:	Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Re:	GlyEco, Inc.
Registration Statement on Form S-1
Filed February 8, 2017
File No. 333-215941

Dear Ms. Long:

On behalf of our client, GlyEco, Inc. (“GlyEco” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 2, 2017, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on February 8, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Coverpage

1.                  Please clarify whether shares will first be offered to the public or to the standby purchasers after existing shareholders have subscribed.

The Company has elected not to offer the shares to the public or standby purchasers and all references have been removed accordingly.

2.                  Please disclose whether this registration statement will cover the best efforts public offering or whether you intend to file a new registration statement. If you intend for this registration statement to cover a best efforts offering of any shares remaining after the subscription expiration date, please be aware that Rule 415(a)(1)(x), which covers delayed offerings, is only available for securities registered or qualified to be registered on Form S-3.

Consistent with our response to Item #1 above, the Company is no longer contemplating an offering to the public in connection with this rights offering. We have removed all references to a best-efforts option from the registration statement.

3.                  Please clarify how the standby purchase agreements, including both the sale of shares that are offered but not subscribed for by shareholders in this offering as well as shares that are part of the minimum guarantee amount, may affect the over-subscription privilege, if at all.

The Company is no longer contemplating standby purchase agreements and we have removed these references in the registration statement.

4.                  Please file the standby purchase agreements with your next amendment. Please clarify whether these purchasers have committed to purchase shares in this offering or are purchasing shares in a private transaction. If this registration statement will cover the shares of the standby purchasers, please provide your analysis as to how the transactions are consistent with Section 5 of the Securities Act. We note the standby purchasers will receive a “minimum guarantee amount” of the offering, which appears to be a private sale of securities in connection with this offering.

The Company is no longer contemplating standby purchase agreements and we have removed these references in the registration statement.

What is the over-subscription privilege? - page 1

5.                  So that we can better understand how your offering will work, please tell us why you do not expect all of your rights holders will exercise all of their subscription rights. Please also clarify how many shares you believe you would need to issue upon exercise of rights if they were fully subscribed, and whether it might be necessary to prorate subscriptions if all shareholders fully exercised their subscription rights. In this regard, we would also like to understand how you determined to register 50 million shares of common stock, based on the number of shares you currently have outstanding and the 0.418 subscription rights per share ratio you will use in this rights offering.

The Company previously undertook a rights offering in early 2016 to raise capital to finance operations. The offering, which was not supplemented by a standby commitment nor managed by a broker-dealer, raised approximately $3 million or approximately 75% of the capital originally anticipated by the approximately 40 million shares registered at $0.08 per share. The Company believes that 40 million shares of stock at $0.08 per share will yield $3.2 million of gross proceeds. Based on the number of shares currently outstanding, the subscription right per share ratio is likely closer to 0.3065, which number will be recalculated once the final black is printed. The special committee overseeing this offering believes that this structure is in the best interests of all shareholders by enabling proportionate participation to finance the Company’s future operations without suffering dilution by bringing in non-shareholding, third-party investors.

What effects will the rights offering have on our outstanding common stock?, page 5

6.                  Disclosure in this section does not appear to include the minimum guarantee amount of shares you have agreed to sell to the standby purchasers. We understand that you have agreed to issue these shares in exchange for the commitments of the standby purchasers, and as such, they appear to be separate from and in addition to the number of shares the standby purchasers will purchase from amounts offered but not subscribed for by your shareholders in the rights offering. Please revise to show impact of the issuance of the minimum guarantee amount. This comment also applies to disclosure on page 15 and elsewhere in the prospectus that states the number of shares outstanding after the completion of the rights offering.

The Company is no longer contemplating standby purchase agreements and have removed these references in the registration statement.

Executive Compensation, p. 64

7.                  Please update executive compensation and director compensation to reflect data for the last completed fiscal year. Please refer to Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

GlyEco filed its Annual Report on Form 10-K on April 6, 2017, which included executive and director compensation for the year ended December 31, 2016. Accordingly, the information in the above-referenced compensation table has been updated.

Exhibit Index, page 96

8.                  Please file all remaining exhibits with your next amendment, including the subscription rights agreement, the legality opinion, and the tax opinion.

All exhibits have been filed with this Amendment #1.

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (212) 603-6300.

Sincerely,

/s/ David E. Danovitch

David E. Danovitch

cc:	Kate McHale, Esq.
Ian Rhodes